Corporate Presentation December 2023 Pioneering science for patient choice Exhibit 99.1

Disclaimer This Presentation contains certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA with respect to the clinical hold on deucrictibant clinical trials in the U.S., the expected timing, progress, or success of our clinical development programs especially for PHVS416 and PHVS719 which are in mid-stage clinical trials and are currently on hold in the U.S. as a result of the FDA clinical hold, our ability to replicate the efficacy and safety demonstrated in the CHAPTER-1 Phase 2 study in ongoing and future nonclinical studies and clinical trials, risks associated with the COVID-19 pandemic which may adversely impact our business, nonclinical studies, and clinical trials, the timing of regulatory approvals, the value of our ordinary  shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products, and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine, the Israel-Hamas war, and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

HAE: A rare, life-long genetic condition with significant burden from unpredictable, debilitating, and potentially lethal attacks of swelling

- Unpredictable frequency, location, timing, and severity
  - Multiple types of triggers
  - If untreated, attacks last multiple days
- Attacks are commonly painful, leading to hospitalization or multiple sick days
  - Half of people living with HAE experience a potentially life-threatening laryngeal attack at least once in their lifetime
- 1:10,000 to 1:50,000 Individuals affected by HAE globally
  - At least 6,600 people living with HAE in the U.S.
  - At least 8,900 people living with HAE in Europe
  - Globally, under-diagnosed/treated



Annual attacks (overall)
Median: 14 attacks/year
•Females: 19 (range: 2-165 attacks/y)
•Males: 9 (range: 1-42 attacks/y)
Patients reporting
40%
30%
20%
10%
0%
0
1-5
6-11
12-24
>24



Source: Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545; Busse 2020 J Allergy Clin Immunol Pract; Bork et al 2021 J Allergy Clin Immunol

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Significant global unmet need affecting potentially up to 100,000 people living with HAE


North America
Europe
Japan
Middle East & Africa
South America / Central America
China / South Korea / Australia & New Zealand
APAC 20-30k
LATAM 12-16k
US 6-9k
EU 15-20k
ME&A 10-14k
JP 2-4k
40% ODT
60% Px
60% ODT
40% Px

Source: Proprietary company research 2022; Maurer et al. Consensus on diagnosis and management of Hereditary Angioedema in the Middle East: A Delphi initiative. World Allergy Organization Journal (2023);16:1-2; Zuraw et al. NEJM 2008;359:1027-1036; HAEi (haei.org), The State of Management of HAE in Latin America (2015); https://haei.org/potentially-28000-hae-patients-in-china/dj; Ann Allergy Asthma Immunol 2015:114(6), 492-498; Allergol Int. (2020) Nov 6;S1323-8930(20)30135-0

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Source: Proprietary company research 2022 People living with HAE actively switch products, seeking improvement in efficacy, safety/tolerability, and convenience Efficacy is patients’ prime concern … … but safety & tolerability are pushing patients to explore alternatives … … while convenience has become a key driver for patient preference People living with HAE should not have to compromise

People living with HAE use approved therapeutics for treatment (‘on demand’) or prevention of attacks (‘prophylaxis’) Estimated $2.7B global HAE sales in 2022 Estimated 15% CAGR 2021-2028 SC oral IV No new on-demand therapies introduced since 2014 Three new prophylactic products approved since 2017: Haegarda, Takhzyro, and Orladeyo Source: Quarterly filings (NYSE: TAK; NASDAQ: BCRX, PHAR); www.fda.gov; company research

The swelling of an HAE attack is caused by excess levels of bradykinin Source: Busse 2020 J Allergy Clin Immunol Pract; Bork et al 2021 J Allergy Clin Immunol; Notes: HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen; FXII(a): Factor XII(a); ACE(i): angiotensin-converting enzyme (inhibitor); tPA: tissue plasminogen activator; KNG1: gene encoding HMWK; PLG: gene encoding plasminogen; F12: gene encoding FXII Genetic causes lead to elevated levels of bradykinin Hereditary angioedema HAE due to C1INH deficiency Type I HAE Mutation in SERPING1 (low plasma C1INH antigen) Type II HAE Mutation in SERPING1 (dysfunctional C1INH) HAE with normal C1INH HAE-FXII Mutation in F12 gene HAE-PLG Mutation in PLG gene HAE-HS3ST6 Mutation in HS3ST6 gene HAE-KNG Mutation in KNG1 gene HAE-unknown

Bradykinin-mediated disease also includes acquired angioedema beyond HAE No products approved for treatment of bradykinin-dependent acquired angioedema Therapies approved broadly for HAE are used for treatment An independent investigator-initiated trial (IIT) in AAE-C1-INH with PHVS416 has been conducted Source: Zanichelli et al 2012 Allergy; Longhurst et al 2016 Clin. Exp. Immunol.; Otani, Banerji 2017 Immunol. Allergy Clin. N. Am.; Bova et al 2018 Int. Arch. Allergy Immunol.; Petersen, “Prophylaxis of angioedema attacks due to acquired C1-Inhibitor deficiency with PHA121, a novel oral bradykinin B2 receptor antagonist” C1-Inhibitor Workshop 2023 (https://2023.haenetworkshop.hu/program/index.php, https://www.linkedin.com/feed/update/urn:li:activity:7060638305842778112/) Acquired angioedema C1INH deficiency (AAE C1-INH) Type I HAE Mutation in SERPING1 (low plasma C1INH antigen) Type II HAE Mutation in SERPING1 (dysfunctional C1INH) Drug Induced ACE Inhibitor Mutation in F12 gene Other Mutation in PLG gene Idiopathic Histamine independent Histamine dependent

Pharvaris has discovered the first orally bioavailable bradykinin B2 receptor antagonist Surce: Lesage et al, Frontiers in Pharmacology 2020, doi: 10.3389/fphar.2020.00916; ; Lesage et al, Int. Immunopharmacology 2022, doi.org/10.1016/j.intimp.2022.108523; https://ir.pharvaris.com/static-files/0361cd85-6000-490b-932b-d305e1f3ca1b; https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3; https://ir.pharvaris.com/static-files/33217945-6893-4f49-8a93-c80ea6fb2a31; https://doi.org/10.1016/j.jaci.2019.12.094 New molecular entity, orally administered Potent inhibition of the bradykinin B2 receptor to compete with bradykinin, the ultimate driver of swelling attacks Results from Phase 1 healthy volunteer studies demonstrate rapid absorption, exposure, and tolerability Dose and exposure threshold predicted from human surrogate endpoint for both on-demand and prophylaxis Bradykinin challenge in healthy volunteers Deucrictibant We aspire to develop novel, oral alternatives that improve the standard of care for people living with HAE and other bradykinin-mediated diseases

Product Strategy

Our strategy: Managing HAE with two oral products with the same active ingredient for on-demand and prophylactic treatment Deucrictibant has the potential to become the preferred therapy for people living with HAE to manage their condition *Aspirational; to be confirmed with clinical data Deucrictibant (PHVS416) Immediate-release capsule rapid absorption Deucrictibant (PHVS719) Extended-release tablet sustained absorption Aim to provide sustained exposure of attack-preventing medicine in a convenient, small oral dosage form* Aim to provide rapid and reliable symptom relief, through rapid exposure of attack-mitigating therapy in a convenient, small oral dosage form* Deucrictibant

Regulatory update In August 2022, the U.S. Food & Drug Administration (FDA) placed a hold on clinical trials of deucrictibant in the U.S. based on its review of nonclinical data The agency requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure Pharvaris participated in a Type A meeting with the FDA to discuss paths to address the on-demand and prophylactic holds A 26-week rodent toxicology study has been completed using FDA-reviewed protocol Preparing to submit the study results to the FDA by YE23 In June 2023, FDA removed the clinical hold on on-demand trials Eligible participants in the U.S. may join RAPIDe-2, a long-term extension on-demand extension study An end-of-Phase 2 meeting with the agency occurred to align on key elements of RAPIDe-3 global Phase 3 study of PHVS416 for the on-demand treatment of HAE Clinical studies of deucrictibant for the long-term prophylaxis of HAE remain on hold in the U.S. Outside the U.S., CHAPTER-1 and other studies continue, including long-term extension RAPIDe-2 study Pharvaris notified country-specific regulatory authorities in Canada, Europe, Israel, and the UK of the U.S. clinical holds All active sites outside of the U.S. continue

Wholly-owned pipeline focused on bradykinin B2 receptor mechanism * The FDA has placed a hold on clinical trials of deucrictibant for long-term prophylaxis in the U.S.; see slide 12 for an update on our clinical program

On-Demand Deucrictibant immediate-release capsules (PHVS416) [deucrictibant]

Only injectable options: Significant unmet need in the on-demand treatment of HAE attacks Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) Treatment today means painful injections … … and often one dose does not suffice … … while finding a place to administer the drug causes an extra burden As a result, people living with HAE often delay or even avoid therapy against clinical guideline recommendations

Not all attacks are treated: Physicians and patients report reasons for not treating most recent attack


Attack was mild
48.6%
16.7%
Not prescribed ODT
28.6%
0.0%
Too long to resolve attack
5.7%
33.3%
Not carrying medication
4.3%
25.0%
Side effects
4.3%
8.3%
Ran out of medication
2.9%
25.0%
Stockpiling for severe attacks
1.4%
8.3%
Forgot to take
1.4%
25.0%
Too painful to inject
1.4%
8.3%
Physician-reported (n=71)
Patient-reported (n=12)

- Physicians focus on attack severity and lack of a prescription
- Patients raise logistics and treatment dissatisfaction as key reasons for not treating an attack

Source: Mendivil et al., ACAAI 2023; https://ir.pharvaris.com/static-files/1b7e2270-34fd-411c-8f64-a0da8b2a65ec

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People living with HAE are hoping for better on-demand therapies that offer rapid symptom relief with one single, oral dose Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) Effectively targeting the bradykinin receptor with a small molecule has the potential to deliver on their hopes Patients want rapid onset of symptom relief … … with single dose durability … … in an oral pill

HAE RAPIDe-1 study: Phase 2 study of on-demand treatment of angioedema attacks in patients with Type I or II HAE



Part I: Study Site
Part II: Home Treatment
Non-attack
Attack 1
Attack 2
Attack 3
Screening Period
Randomization
Deucrictibant IR (10 mg)
10 mg
10 mg
placebo
10 mg
placebo
10 mg
placebo
10 mg
10 mg
Deucrictibant IR (20 mg)
20 mg
20 mg
placebo
20 mg
placebo
20 mg
placebo
20 mg
20 mg
Deucrictibant IR (30 mg)
30 mg
30 mg
placebo
30 mg
placebo
30 mg
placebo
30 mg
30 mg

- **Primary objective:** to evaluate angioedema symptom relief within four hours in acute attacks of patients with HAE type 1 or 2
- **Study design:** Placebo-controlled, three dose levels
  - Part I: patients randomized and received a single dose of deucrictibant in clinic for PK and safety assessment
  - Part II: patients treated three attacks with two deucrictibant vs. one placebo
  - Before an attack was treated, one of the VAS-3 elements had to be at least hit a score of 30 and it had to be qualified by the clinician
- 74 HAE patients enrolled from ~30 sites in US, Canada, Europe, Israel, and UK

Source: www.hae-rapide.com; https://clinicaltrials.gov/ct2/show/NCT04618211; https://hae-rapide.us/; https://www.clinicaltrialsregister.eu/ctr-search/search?query=2020-003445-11

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Positive top-line Phase 2 data from RAPIDe-1 study of PHVS416 for the on-demand treatment of HAE attacks A total of 74 patients from 13 countries were enrolled to the study, 62 of them had 147 attacks that were treated with blinded study drug and included in efficacy evaluation The primary endpoint and all key secondary endpoints were met Deucrictibant IR showed rapid onset of action, symptom relief, and resolution of HAE attacks  Deucrictibant IR substantially reduced the use of rescue medications Deucrictibant IR was well tolerated at all dose levels There were no treatment-related SAEs, no treatment-related AEs of severe severity, and no AEs leading to treatment discontinuation Consistent outcomes observed across all endpoints and types of measurements

Rapid absorption with mean plasma levels exceeding EC85 (13.8 ng/mL) within 30 min Mean plasma levels maintained >EC85 for approximately 8 h at 10 mg or 20 mg >10 h at 30 mg dose EC85 levels established using bradykinin challenge, a human surrogate endpoint study in healthy volunteers PK analysis in HAE patients confirmed rapid absorption on oral dosing, consistent with Phase 1 healthy volunteer studies

Primary endpoint: Deucrictibant IR significantly reduces attack symptoms by VAS-3 at 4h



Mean ± SEM
PHVS416 10 mg (N=37)
PHVS416 20 mg (N=28)
PHVS416 30 mg (N=31)
Placebo (N=51)
10
0
−10
−20
−30
Change in composite VAS score from pre−teatment
0 1 2 3 4 5 6 8 24
Time (hours) after treatment

Difference from placebo in change from pre-treatment to 4 h post-treatment, least-squares mean (95% CI)		
PHVS416 10 mg	-16.75 (-21.52, -11.97)	p < 0.0001†
PHVS416 20 mg	-15.02 (-20.22, -9.81)	p < 0.0001
PHVS416 30 mg	-16.28 (-21.27, -11.29)	p < 0.0001
Combined PHVS416	-16.08 (-19.87, -12.29)	

Median VAS-3 at pre-treatment ranges from 24.33-27.00 across different dose levels

†Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Attacks in mITT Analysis Set refer to attacks treated with blinded study drug that had non-missing VAS result at pre-treatment and at least one non-missing VAS result post-treatment. VAS-3 = electronically captured, numerically assisted visual analogue scale. Figure is based on descriptive summary of mean and SEM (standard error of the mean). Least-squares mean differences, CIs, and p-values come from a mixed-effects model with repeated measures (MMRM). Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using a similar MMRM with all three active doses combined vs placebo

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Deucrictibant IR significantly shortened time to onset of symptom relief (30% reduction in VAS-3) Nominal p-value; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours Median time in hours (95% CI) Median time in hours (95% CI) Placebo 8.0 (7.6, 46.9) PHVS416 10 mg 2.1 (1.5, 2.9) p < 0.0001† PHVS416 20 mg 2.7 (1.9, 3.5) p = 0.0021 PHVS416 30 mg 2.5 (1.9, 3.8) p < 0.0001 Combined PHVS416 2.4 (2.0, 2.9)

In a post-hoc analysis, patients on deucrictibant achieved end of progression by VAS-3 within 25 to 26 min versus 20 h for placebo Source: Maurer et al., ACAAI 2023; https://ir.pharvaris.com/static-files/0bae214b-7ff8-49ec-8340-1bb60a5935b9

At each timepoint, the change in attack symptom from pre-treatment is reported by patient TOS PRO captures change in five symptom complexes of HAE attacks TOS Patient Reported Outcome (PRO) A lot better or resolved A little better Same A little worse A lot worse PRO – how do you feel now compared to before receiving study drug? Internal head/neck Stomach/GI Genital/buttocks External head/neck Cutaneous

TOS endpoint shows early response to treatment: Significant at 4h Source: Vernon M, Rentz AM, Wyrwich KW, et al. Qual Life Res.2009; † Nominal p-value; N = The number of attacks in the mITT Analysis Set. TOS = Treatment Outcome Score. Figure is based on descriptive summary of mean and SEM. The least-squares mean differences, CIs, and p-values come from an MMRM. Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using a similar MMRM with all three active doses combined vs placebo Minimally Important Difference (MID) for TOS is 30 Difference from placebo in 4 h post-treatment least-squares mean (95% CI) Median time in hours (95% CI) PHVS416 10 mg  64.13 (40.35, 87.91) p < 0.0001† PHVS416 20 mg 62.69 (36.71, 88.67) p < 0.0001 PHVS416 30 mg 71.06 (46.09, 96.03) p < 0.0001 Combined PHVS416 66.05 (47.42, 84.69)

Deucrictibant IR significantly reduces time to almost complete or complete symptom relief (all individual VAS ≤10) †Nominal p-value; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. Median time in hours (95% CI) Median time in hours (95% CI) Placebo 42.0 (22.0, 48.1) Deucrictibant IR 10 mg 5.8 (3.6, 7.5) p < 0.0001† Deucrictibant IR 20 mg 20.0 (4.5, 20.0) p = 0.0127 Deucrictibant IR 30 mg 20.0 (6.0, 20.1) p = 0.0001 Combined Deucrictibant IR 7.5 (5.9, 20.0) VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours

Patients treating with deucrictibant IR used substantially less rescue medication N = The number of attacks in the mITT Analysis Set

Deucrictibant IR was well tolerated at all doses N= The number of subjects (Part I) and number of attacks (Part II) in the Safety Analysis Set. The Safety Analysis Set includes all randomized patients who received any dose of study drug. Treatment-related AEs within 48 h post-treatment are included No treatment-related SAEs or AEs of severe severity No AEs leading to treatment discontinuation No treatment-related AEs of laboratory parameters, vital signs, or ECG parameters  Few treatment-related AEs reported within 48 h after administration of study drug Part I (Non-Attack) Part II (Attack 1,2,3) Part II (Attack 1,2,3)  10 mg N=23 20 mg N=24 30 mg N=25 Placebo N=53  10 mg N=38 20 mg N=29 30 mg N=36 Subjects (Part I) or Attacks (Part II) with any treatment related AEs  1 (4.3%)  1 (4.2%) -  1 (1.9%)  - -  1 (2.8%) Headache -  1 (4.2%) - - - - - Nausea  1 (4.3%)  -  -  -  -  -  1 (2.8%) Vomiting  -  -  -  -  -  -  1 (2.8%) Fatigue  -  -  -  - -  -  1 (2.8%) Blister  -  -  -  1 (1.9%)  -  -  -

Both doctors and patients consider an oral acute therapy would increase likelihood that patients would treat more attacks, earlier Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) Doctors (n=100) Patients (n=103) Anticipated impact of ORAL acute therapy on attacks treated Would treat MORE attacks Would treat attacks EARLIER Would treat MORE attacks Would treat attacks EARLIER Mean /10 7.9 8.1 7.6 7.7 Ratings 8-10 (10=extremely likely) Ratings 6-7 Ratings 4-5 Ratings 1-3 (1=not at all likely)

Long Term Prophylaxis Deucrictibant extended-release tablets (PHVS719) [deucrictibant]

People living with HAE are seeking highly effective, well-tolerated, and less burdensome prophylactic therapies Source: Proprietary Pharvaris research, 2022 (representative sample of patients, n = 103, and doctors, n = 100) Injectable-like efficacy Easy, painless administration Well-tolerated Effectively targeting the bradykinin receptor with a small molecule has the potential to deliver on their hopes

HAE CHAPTER-1 study has completed: Study design CONFIDENTIAL Double-blind, placebo-controlled Phase 2 study assessing safety and efficacy of deucrictibant in preventing HAE attacks in patients with HAE type 1 or type 2 34 participants enrolled in North America and Europe R = randomization;  *deucrictibant 20 mg/day =  deucrictibant immediate-release capsules (PHVS416) 10 mg twice daily **deucrictibant 40 mg/day = deucrictibant immediate-release capsules (PHVS416) 20 mg twice daily

Positive top-line Phase 2 data from the CHAPTER-1 study of deucrictibant for the prophylactic treatment of HAE attacks

Phase 1 pharmacokinetics offered options to use deucrictibant IR as proof-of-concept in prophylactic development Source: https://ir.pharvaris.com/static-files/0361cd85-6000-490b-932b-d305e1f3ca1b; https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3 EC85 Food effect on single dose When dosed BID with food, exposure maintained above target levels, steady state reached within 72 hours Multiple-dose Ctrough (Day 10, BID with food) EC85

Deucrictibant XR single-dose PK study demonstrates QD potential; target for Phase 3 dosage form Deucrictibant IR capsule (2x10mg), fasted Deucrictibant XR tablet (40 mg), fasted EC85 Deucrictibant XR tablet (40 mg), fed Deucrictibant IR and XR well tolerated No SAEs or severe TEAEs Deucrictibant IR rapid exposure confirmed Exceeding EC85 within 15 minutes Deucrictibant XR extended release demonstrated: maintained exposure above EC85 for >24h with and without food Similar AUC24h as 20 mg BID PHVS416 with food (one of CHAPTER-1 doses)

Our strategy: Managing HAE with two oral products with the same active ingredient for on-demand and prophylactic treatment *Aspirational; to be confirmed with clinical data Deucrictibant (PHVS416) Immediate-release capsule rapid absorption Deucrictibant (PHVS719) Extended-release tablet sustained absorption Aim to provide sustained exposure of attack-preventing medicine in a convenient, small oral dosage form* Aim to provide rapid and reliable symptom relief, through rapid exposure of attack-mitigating therapy in a convenient, small oral dosage form* Deucrictibant Based on the results in RAPIDe-1 and CHAPTER-1, deucrictibant has the potential to become the preferred option to treat and prevent HAE attacks

Corporate summary and milestones HAE On-Demand (type 1 and type 2) HAE Prophylaxis (type 1 and type 2) PHVS416 deucrictibant immediate-release capsule RAPIDe-1 Ph2 top-line data meets all primary and key secondary endpoints Phase 3 initiation CHAPTER-1 Ph2 top-line data meets the primary endpoint Phase 3 initiation PHVS719 deucrictibant extended-release tablet -- Ph1 SD PK demonstrates once-daily potential Phase 3 readiness Financially strong: approximately €140M cash as of November 30, 2023

Aspiring to free people from HAE or other bradykinin-mediated diseases

The relationship between alternative endpoints to measure symptom relief in an HAE attack was assessed in a mixed-methods study Source: Mendivil et al., UCARE 2023 Overall probability of attacks achieving symptom relief 1.00 0.75 0.50 0.25 0.00 0 2 4 6 8 12 48 24 Hours post-treatment Symptom relief: AMRA-3 20% PGI-C “better” AMRA-3 30% PGI-C “a little better” AMRA-3 50% PGI-S 1-level reduction PRO instrument Number of events Median time to, h (95% CI) PGI-C “a little better” 90 2.147 (1.518, 3.017) AMRA-3 20% reduction from pre-treatment 89 2.191 (1.655, 3.035) AMRA-3 30% reduction from pre-treatment 89 2.990 (2.123, 4.011) PGI-C “better” 92 3.925 (2.969, 5.055) PGI-S 1-level reduction 91 4.012 (3.015, 5.026) AMRA-3 50% reduction from pre-treatment 88 4.354 (3.256, 6.093) Median time to symptom relief using AMRA-3 20% reduction from pre-treatment and PGI-C “a little better” on 2 consecutive timepoints are comparable AMRA-3 50% reduction from pre-treatment, PGI-C “better,” and PGI-S 1-level improvement take longer and are within the same range 30 participants, 98 attacks Kaplan-Meier plot on non-laryngeal attacks achieving symptom relief